

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

January 19, 2010

Craig Newfield, Esq., General Counsel
AMICAS, Inc.
20 Guest Street, Suite 400
Boston, Massachusetts 02135

> **Re: AMICAS, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2010**
> **File No. 000-25311**

Dear Mr. Newfield:

        We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Maryse Mills-Apenteng
                                    Special Counsel

cc: Via Facsimile (617) 542-2241
        Michael L. Fantozzi, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.